STARWOOD WAYPOINT HOMES

(IH Merger Sub, LLC, as successor by merger to Starwood Waypoint Homes)

1717 Main Street, Suite 2000

Dallas, Texas 75201

July 31, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Brian Huff

Re:	Starwood Waypoint Homes (IH Merger Sub, LLC, as successor by merger to Starwood Waypoint Homes) Request for Withdrawal of Registration Statement on Form S-11 File No. 333-197769

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), IH Merger Sub, LLC (the “Company”), as successor by merger to Starwood Waypoint Homes (the “Registrant”), hereby requests the withdrawal of the Registrant’s Registration Statement on Form S-11 (File No. 333-197769), together with all exhibits thereto (the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on July 31, 2014.

The Company is requesting to withdraw the Registration Statement, because, as a result of the merger of the Registrant into the Company, any and all offerings of securities registered pursuant to the Registrant’s existing registration statements, including the Registration Statement, have terminated. No securities have been sold or exchanged or will be sold or exchanged pursuant to the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to Invitation Homes Inc. (CIK#: 0001687229), a parent entity of the Company, for potential future use.

If you have any questions with respect to this matter, please do not hesitate to contact me at (972) 421-3704.

Very truly yours,

IH MERGER SUB, LLC, as successor by merger to Starwood Waypoint Homes

By:	/s/ Mark A. Solls
Mark A. Solls
Executive Vice President, Secretary and Chief Legal Officer